Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	September 30, 2022 $	December 31, 2021 $

Assets

Current assets
Cash	46,208	67,152
Trade and other receivables (note 3)	3,458	1,412
Inventory (note 4)	7,440	7,413
Prepaid expenses and deposits	447	1,148
Total current assets	57,553	77,125

Trade and other receivables (note 3)	2,569	3,622
Property and equipment (note 5)	891	788
Intangible assets (note 6)	721	1,435
Right-of-use assets (note 7)	863	1,116
Goodwill	2,487	2,689

Total assets	64,084	86,775

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,537	3,180
Deferred revenue	479	477
Provisions	57	87
Derivative financial instruments	13	161
Lease liabilities (note 8)	230	250
Total current liabilities	3,316	4,155

Deferred revenue	779	875
Lease liabilities (note 8)	870	1,127

Total liabilities	4,965	6,157

Shareholders’ Equity

Share capital (note 9)	203,398	219,579
Contributed surplus	16,818	16,986
Accumulated other comprehensive income	19,738	4,746
Deficit	(179,835)	(160,693)

Total Shareholders’ Equity	60,119	80,618

Total Liabilities and Shareholders’ Equity	65,084	86,775

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Income)

In USD (000s)

(Unaudited)

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $

Revenue (note 11)
Capital equipment	800	1,457	2,004	3,150
Recurring - non-capital	1,235	1,080	3,420	2,725
	2,035	2,537	5,424	5,875
Cost of sales (note 12)	945	1,550	2,962	3,420
Gross profit	1,090	987	2,462	2,455

Operating expenses (note 12)
Research and development	4,733	4,054	11,601	10,578
General and administrative	2,393	2,506	7,371	7,091
Selling and distribution	2,198	2,034	6,794	5,349
Total operating expenses	9,324	8,594	25,766	23,018

Operating Loss	8,234	7,607	23,304	20,563

Net finance income (note 13)	(3,271)	(1,663)	(4,243)	(161)

Loss before taxes	4,963	5,944	19,061	20,402

Income taxes	34	52	81	136

Net loss attributed to shareholders for the period	4,997	5,996	19,142	20,538

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	11,103	3,931	14,992	1,016
Net loss and comprehensive loss/(income) for the period	(6,106)	2,065	4,150	19,522

Loss per share (note 14)
Basic and diluted loss per common share	0.24	0.29	0.92	1.01

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2021	20,208,948	211,527	11,250	4,567	(129,994)	97,350

Net loss for the period	-	-	-	-	(20,538)	(20,538)
Cumulative translation adjustment – net of tax of $nil	-	(916)	(111)	1,016	-	(11)
Exercise of share options	73,908	974	(392)	-	-	582
Exercise of warrants	485,161	6,836	(997)	-	-	5,839
Vesting of RSUs	1,234	18	(18)	-	-	-
Share-based compensation (note 10)	-	-	4,792	-	-	4,792
Balance – September 30, 2021	20,769,251	218,439	14,524	5,583	(150,532)	88,014

Balance – January 1, 2022	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the period	-	-	-	-	(19,142)	(19,142)
Cumulative translation adjustment – net of tax of $nil	-	(17,655)	(2,630)	14,992	-	(5,293)
Exercise of share options	40,405	442	(179)	-	-	263
Vesting of RSUs	59,405	1,032	(1,032)	-	-	-
Share-based compensation (note 10)	-	-	3,673	-	-	3,673
Balance – September 30, 2022	20,876,027	203,398	16,818	19,738	(179,835)	60,119

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $

Operating activities
Net loss for the period	(19,142)	(20,538)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	520	371
Amortization of intangible assets (note 6)	654	763
Depreciation of right-of-use assets (note 7)	174	249
Share-based compensation (note 10)	3,673	4,792
Interest and accretion expense (note 13)	46	67
Deferred revenue	13	31
Change in fair value of derivative financial instruments	(145)	(183)
Interest income on trade and other receivables (note 13)	(251)	-
Changes in non-cash working capital balances
Trade and other receivables	(1,235)	(531)
Prepaid expenses and deposits	654	974
Inventory	(1,294)	(2,025)
Accounts payable and accrued liabilities	(476)	(1,237)
Provisions	(25)	3
Income taxes payable	-	(13)
Foreign exchange on cash	(2,348)	(30)
Net cash flow used in operating activities	(19,182)	(17,307)

Investing activities
Purchase of property and equipment	-	(32)
Purchase of intangible assets	-	(434)
Total cash used in investing activities	-	(466)

Financing activities
Payment of other liabilities	-	(99)
Proceeds from share options exercised	263	582
Proceeds from warrants exercised	-	5,839
Payment of lease liabilities	(240)	(286)
Total cash from financing activities	23	6,036

Net change in cash during the period	(19,159)	(11,737)
Foreign exchange on cash	(1,785)	42
Cash – Beginning of period	67,152	83,913
Cash – End of period	46,208	72,218

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Canada.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS.

The Board of Directors approved these consolidated financial statements on November 3, 2022. These consolidated financial statements comply with IFRS.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument which is measured at fair value.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the one-time-use devices related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

The financial impacts from COVID-19 during the period has affected Profound’s ability to collect payments due to continuous lockdowns and hospital restrictions, which have impeded our efforts to install our systems and has delayed corresponding collections. Profound continues to work with local authorities and team members located within these countries to help expedite the process.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	September 30, 2022 $	December 31, 2021 $

Trade receivables	5,792	4,592
Tax receivables	234	407
Other receivables	1	35
Total trade and other receivables	6,027	5,034
Less: Current portion	3,458	1,412
Long-term portion	2,569	3,622

Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At September 30, 2022 and December 31, 2021 there were no trade receivables that were past due.

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to the ongoing COVID-19 pandemic and access to customer locations, certain trade and other receivables are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $39 and $251 of interest income for the three and nine months ended September 30, 2022, respectively ($nil and $nil for the three and nine months ended September 30, 2021, respectively). During the nine months ended September 30, 2022, certain trade and other receivables where the amortized cost had been previously revised were collected. As a result, all remaining interest income accretion was recognized on an accelerated basis. Those trade and other receivables that are anticipated to be collected after one year are classified as non-current.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

4	Inventory

	September 30, 2022 $	December 31, 2021 $

Finished goods	5,212	5,114
Raw materials	2,238	2,306
Inventory provision	(10)	(7)
Total inventory	7,440	7,413

During the three and nine months ended September 30, 2022, $669 and $1,848 (three and nine month periods ended September 30, 2021, $1,209 and $3,213, respectively) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $18 and increased its inventory provision by $3 during the three and nine months ended September 30, 2022, respectively (decreased during the three and nine month periods ended September 30, 2021 - $1 and $10). There were no other inventory writedowns charged to cost of sales during the period ended September 30, 2022.

5	Property and equipment

Property and equipment consists of the following:

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2022
Cost	578	1,077	1,655
Accumulated depreciation	(292)	(575)	(867)
Net book value	286	502	788

Nine months ended September 30, 2022
Opening net book value	286	502	788
Additions	-	643	643
Foreign exchange	(18)	(2)	(20)
Depreciation	(45)	(475)	(520)
Closing net book value	223	668	891

At September 30, 2022
Cost	536	1,669	2,205
Accumulated depreciation	(313)	(1,001)	(1,314)
Net book value	223	668	891

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(66)	(208)	(3,039)	(598)	(3,911)
Net book value	165	770	417	83	1,435

Nine months ended September 30, 2022
Opening net book value	165	770	417	83	1,435
Foreign exchange	(8)	(41)	(8)	(3)	(60)
Amortization	(18)	(147)	(409)	(80)	(654)
Closing net book value	139	582	-	-	721

As at September 30, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(92)	(396)	(3,456)	(681)	(4,625)
Net book value	139	582	-	-	721

7	Right-of-use assets

Leased premises $

As at January 1, 2022
Cost	1,918
Accumulated depreciation	(802)
Net book value	1,116

Nine months ended September 30, 2022
Opening net book value	1,116
Foreign exchange	(79)
Depreciation	(174)
Closing net book value	863

As at September 30, 2022
Cost	1,675
Accumulated depreciation	(812)
Net book value	863

The Company leases office premises in Mississauga, Canada and Beijing, China. These lease agreements are typically entered into for three to ten-year periods.

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

8	Lease liabilities

	September 30, 2022 $	December 31, 2021 $

Balance – Beginning of period	1,377	1,676
Repayments	(240)	(386)
Foreign exchange	(83)	2
Addition	-	18
Interest and accretion expense	46	67
Balance – End of Period	1,100	1,377
Less: Current portion	230	250
Long-term portion	870	1,127

9	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	September 30, 2022 $	December 31, 2021 $

20,876,027 (December 31, 2021 – 20,776,217) common shares	203,398	219,579

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2022 & September 30, 2022	724,983	13.81	0.48

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

10	Share-based payments

Share options

Compensation expense related to share options for the three and nine months ended September 30, 2022 was $754 and $2,455, respectively (three and nine month periods ended September 30, 2021 was $1,765 and $4,397, respectively).

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2022	2,092,596	16.90
Granted	25,200	9.20
Exercised	(40,405)	8.45
Forfeited/expired	(446,626)	16.18
Balance - September 30, 2022	1,630,765	16.55

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below.

August 15, 2022

Exercise price	C$9.20
Expected volatility	68%
Expected life of options (years)	6
Risk-free interest rate	2.76%
Dividend yield	-
Number of share options issued	25,200

The following table summarizes information about the share options outstanding as at September 30, 2022:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.01 – 4.00	1,800	0.72	1,800
8.01 – 10.00	358,995	4.79	278,230
10.01 – 12.00	122,262	5.67	106,669
12.01 – 14.00	8,300	3.87	8,300
14.01 – 16.00	148,656	6.52	123,986
16.01 – 18.00	440,793	7.67	255,542
20.01 – 22.00	900	7.88	459
22.01 – 24.00	455,659	8.53	153,171
24.01 – 26.00	83,400	8.18	38,177
28.01 – 30.00	10,000	8.45	3,751
	1,630,765	8.43	970,085

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and nine months ended September 30, 2022 was $462 and $1,228 (three and nine month periods ended September 30, 2021 was $229 and $395, respectively).

The Company implemented a DSU plan for its non-employee directors in 2020. According to the plan, each director can elect to receive a portion of his or her annual retainer in DSUs that is predetermined for the year. Directors may also receive discretionary DSUs as determined by the Board of Directors.

DSUs vest only when the director ceases to hold all positions with the Company. The holder of a DSU may elect to receive the value of the DSUs on the date of vesting in either cash or shares. The cost of the DSUs is recognized in accounts payable and accrued liabilities in the Consolidated Balance Sheet and a corresponding expense is recognized over the estimated vesting period of three years.

The liability is re-measured to fair value based on the market price of the Company’s common shares at each reporting date up to and including the settlement date.

A summary of the RSUs changes during the period are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2022	232,317	2.45
Issued	382,083	2.87
Vested	(59,405)	-
Forfeited	(76,401)	0.69
Balance - September 30, 2022	478,594	2.63

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

A summary of the DSUs changes during the period are set forth below:

Number of DSUs

Balance - January 1, 2022	-
Issued	60,000
Balance - September 30, 2022	60,000

11	Revenue

	Three months ended September 30,
	2022 $			2021 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Capital equipment	800	-	800	1,457	-	1,457
Recurring - non-capital	1,075	160	1,235	922	158	1,080
	1,875	160	2,035	2,379	158	2,537

	Nine months ended September 30,
	2022 $			2021 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Capital equipment	2,004	-	2,004	3,150	-	3,150
Recurring - non-capital	2,950	470	3,420	2,410	315	2,725
	4,954	470	5,424	5,560	315	5,875

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

12	Nature of expenses

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $

Production and manufacturing costs	539	1,233	1,897	2,543
Salaries and benefits	4,509	3,236	12,157	8,995
Consulting fees	872	848	3,091	2,862
Research and development expense, excluding salaries and benefits	987	745	1,725	2,114
Sales and marketing expenses	572	483	1,299	803
Amortization and depreciation	379	487	1,348	1,383
Share-based compensation	1,216	1,994	3,683	4,792
Rent	89	42	337	175
Software/Hardware	241	152	823	427
Insurance	371	447	989	1,088
Other expenses	284	285	731	978
Office and shop supplies	210	192	648	278
	10,269	10,144	28,728	26,438

13	Net finance costs

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $

Change in fair value of derivative financial instrument	(56)	(34)	(145)	(183)
Lease liability interest expense (note 8)	14	22	46	67
Interest income	(209)	(22)	(318)	(116)
Interest income on trade and other receivables (note 3)	(39)	-	(251)	-
Foreign exchange (gain) loss	(2,981)	(1,629)	(3,575)	71
	(3,271)	(1,663)	(4,243)	(161)

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

				September 30, 2022
	US dollars $	Euro $	Canadian dollars $	Renminbi $	Total $

Cash	36,741	500	8,850	117	46,208
Trade and other receivables	1,078	1,038	3,911	-	6,027
Accounts payable and accrued liabilities	(180)	(1,079)	(1,268)	(10)	(2,537)
Lease liabilities	-	-	(1,100)	-	(1,100)

As at September 30, 2022, if foreign exchange rates had been 5% higher, with all other variables held constant, comprehensive loss would have been $548 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities. The Company does not use derivatives to reduce exposure to foreign currency risk.

14	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021

Net loss for the period	$4,997	$5,996	$19,142	$20,538
Weighted average number of common shares	20,856,063	20,406,538	20,814,205	20,360,518
Basic and diluted loss per share	$0.24	$0.29	$0.92	$1.01

Of the 1,630,765 (September 30, 2021 – 1,970,075) share options, 478,594 (September 30, 2021 – 208,983) RSUs, 60,000 (September 30, 2021 – Nil) DSUs and 724,983 (September 30, 2021 – 724,983) warrants not included in the calculation of diluted loss per share for the period ended September 30, 2022, 1,695,068 (September 30, 2021 – 1,413,582) were exercisable.

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

15	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $

Salaries and employee benefits	704	299	1,714	1,435
Directors’ fees	81	63	215	171
Share-based compensation	735	586	1,614	2,020
	1,520	948	3,543	3,626

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

16	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

For the three months ended September 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	-	-	800	800
Recurring - non-capital	138	789	308	1,235
	138	789	1,108	2,035

For the nine months ended September 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	986	218	800	2,004
Recurring - non-capital	424	2,229	767	3,420
	1,410	2,447	1,567	5,424

(11)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

For the three months ended September 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	469	-	988	1,457
Recurring - non-capital	42	570	468	1,080
	511	570	1,456	2,537

For the nine months ended September 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	1,724	-	1,426	3,150
Recurring - non-capital	247	1,398	1,080	2,725
	1,971	1,398	2,506	5,875

Other financial information by segment as at September 30, 2022:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	58,109	3,190	1,387	132	2,266	64,084
Goodwill and intangible assets	3,208	-	-	-	-	3,208
Property and equipment	223	668	-	-	-	891
Right-of-use assets	863	-	-	-	-	863
Amortization of intangible assets	654	-	-	-	-	654
Depreciation of property and equipment	248	272	-	-	-	520
Depreciation of right-of-use assets	165	-	-	9	-	174

Other financial information by segment as at December 31, 2021:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	81,529	2,068	1,445	81	1,652	86,775
Goodwill and intangible assets	4,124	-	-	-	-	4,124
Property and equipment	490	298	-	-	-	788
Right-of-use assets	1,106	-	-	10	-	1,116
Amortization of intangible assets	1,029	-	-	-	-	1,029
Depreciation of property and equipment	408	110	-	-	-	518
Depreciation of right-of-use assets	234	-	-	8	90	332

(12)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2022

In USD (000s)

(Unaudited)

17	Subsequent event

Subsequent to period end, the Company entered into a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total initial gross proceeds of $10,000 CAD maturing 5 years from the closing date with an interest rate based on prime plus 2.0% on closing. The Company is required to make interest only payments for 12 months after the closing date, followed by 48 equal monthly principal payments, plus accrued interest. All obligations of the Company under the term loan agreement are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries.

(13)